

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

<u>Via Facsimile</u>
Mr. James Winsor
Chief Executive Officer
AVT, Inc.
341 Bonnie Circle, Suite 102
Corona, California 92880

      RE: AVT, Inc.
              Item 4.02 Form 8-K
              Filed November 25, 2014
              File No. 0-53372

Dear Mr. Winsor:

     We issued comments to you on the above captioned filing on December 1, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 12, 2015.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 with any questions.

                                       Sincerely,

                                       /s/ John Cash

                                       John Cash
                                       Accounting Branch Chief